UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): November 5, 2025

McDONALD'S CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Delaware	1-5231	36-2361282
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

110 North Carpenter Street
Chicago, Illinois
(Address of Principal Executive Offices)
60607
(Zip Code)

---

(630) 623-3000
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	MCD	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period ☐
for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 2.02. Results of Operations and Financial Condition.

On November 5, 2025, McDonald's Corporation issued an investor release reporting its results for the third quarter and nine months ended September 30, 2025. A copy of the investor release is being filed as Exhibit 99.1 to this Form 8-K and is incorporated by reference in its entirety. Also filed herewith and incorporated by reference as Exhibit 99.2 is supplemental information for the third quarter and nine months ended September 30, 2025. The information under this Item 2.02, including such Exhibits, shall be deemed to be "filed" for purposes of the Securities Exchange Act of 1934, as amended.

Item 9.01. Financial Statements and Exhibits.

(d) *Exhibits*.

99.1   Investor Release of McDonald's Corporation issued November 5, 2025: McDonald's Reports Third Quarter 2025 Results

99.2   McDonald's Corporation: Supplemental Information (Unaudited), Quarter and Nine Months Ended September 30, 2025

104   Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: November 5, 2025

By: /s/ Lauren Elting
       Lauren Elting
       Vice President – Chief Accounting Officer and Corporate Controller



Exhibit 99.1

FOR IMMEDIATE RELEASE
11/5/2025

FOR MORE INFORMATION CONTACT:
Investors: Dexter Congbalay, investor.relations@us.mcd.com
Media: Lauren Altmin, lauren.altmin@us.mcd.com

McDONALD'S REPORTS THIRD QUARTER 2025 RESULTS

- **Global comparable sales increased 3.6%, with broad-based growth across all segments**
- **Global Systemwide sales* were over $36 billion for the quarter, an increase over prior year of 8% (6% in constant currency)**
- **Systemwide sales to loyalty members across 60 loyalty markets were approximately $34 billion for the trailing twelve-month period and over $9 billion for the quarter**

CHICAGO, IL - McDonald's Corporation today announced results for the third quarter ended September 30, 2025.

“We increased global Systemwide sales by 6% and grew comp sales across all segments, a testament to our ability to deliver sustainable growth even in a challenging environment,” said Chairman and CEO Chris Kempczinski. “We're fueling momentum by delivering everyday value and affordability, menu innovation, and compelling marketing that continue to bring customers through our doors.”

Third quarter financial performance:

- Global comparable sales increased 3.6%:
  - U.S. increased 2.4%
  - International Operated Markets increased 4.3%
  - International Developmental Licensed Markets increased 4.7%
- Consolidated revenues increased 3% (1% in constant currencies).
- Systemwide sales increased 8% (6% in constant currencies).
- Consolidated operating income increased 5% (3% in constant currencies). Results included pre-tax charges of $39 million primarily related to restructuring charges associated with *Accelerating the Organization.* Excluding these current year charges, as well as prior year pre-tax charges of $98 million, consolidated operating income increased 3% (1% in constant currencies).**
- Diluted earnings per share was $3.18, an increase of 2% (flat in constant currencies). Excluding the current year charges described above of $0.04 per share, diluted earnings per share was flat at $3.22 (a decrease of 1% in constant currencies) when also excluding prior year charges.**

*Refer to page 4 for a definition of Systemwide sales.
**Refer to pages 2 and 3 for additional details on our results for the third quarter 2025 and 2024.

COMPARABLE SALES

	Increase/(Decrease)	
	Quarters Ended September 30,	
	2025	2024
U.S.	2.4 %	0.3 %
International Operated Markets	4.3	(2.1)
International Developmental Licensed Markets	4.7	(3.5)
Total Company	3.6 %	(1.5)%

• **U.S.:** Comparable sales results were primarily driven by positive check growth.

• **International Operated Markets:** All markets reflected positive comparable sales, led by Germany and Australia.

• **International Developmental Licensed Markets:** Positive comparable sales were led by Japan, with all geographic regions reflecting positive comparable sales.

KEY FINANCIAL METRICS - CONSOLIDATED
Dollars in millions, except per share data

	Quarters Ended September 30,					Nine Months Ended September 30,				
	2025	2024	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation		2025	2024	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation	
Revenues	$ 7,078	$ 6,873	3 %	1 %		$ 19,876	$ 19,532	2 %	1 %	
Operating income	3,357	3,188	5	3		9,237	8,844	4	3	
Net income	2,278	2,255	1	—		6,399	6,207	3	2	
Earnings per share-diluted	$ 3.18	$ 3.13	2 %	— %	$	8.92	$ 8.59	4 %	3 %	

Results for 2025 included the following:

• Net pre-tax charges of $39 million, or $0.04 per share, for the quarter and $148 million, or $0.16 per share, for the nine months, primarily related to restructuring charges associated with the Company's internal effort to modernize ways of working (*Accelerating the Organization)*

Results for 2024 included the following:

• Net pre-tax charges of $52 million, or $0.05 per share, for the quarter and $142 million, or $0.15 per share, for the nine months, primarily consisted of transaction costs and non-cash impairment charges associated with the sale of McDonald's business in South Korea and transaction costs associated with the acquisition of McDonald's business in Israel

• Pre-tax charges of $46 million, or $0.05 per share, for the quarter and $146 million, or $0.15 per share, for the nine months, related to restructuring charges associated with *Accelerating the Organization*

Excluding the above items, operating income growth for both periods was primarily driven by higher sales-driven Franchised margins, partly offset by higher Selling, general, and administrative expenses.

NET INCOME AND EARNINGS PER SHARE-DILUTED RECONCILIATION

Dollars in millions, except per share data

		Quarters Ended September 30,								
	Net Income				Earnings per share - diluted					
	2025	2024	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation		2025	2024	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation	
GAAP	$ 2,278	$ 2,255	1 %	— %	$	3.18	$ 3.13	2 %	— %	
(Gains)/Charges	30	67				0.04	0.10			
Non-GAAP	$ 2,308	$ 2,322	(1) %	(2) %	$	3.22	$ 3.23	— %	(1) %	

		Nine Months Ended September 30,								
	Net Income				Earnings per share - diluted					
	2025	2024	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation		2025	2024	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation	
GAAP	$ 6,399	$ 6,207	3 %	2 %	$	8.92	$ 8.59	4 %	3 %	
(Gains)/Charges	114	218				0.16	0.30			
Non-GAAP	$ 6,513	$ 6,425	1 %	1 %	$	9.08	$ 8.89	2 %	1 %	

THE FOLLOWING DEFINITIONS APPLY TO THESE TERMS AS USED THROUGHOUT THIS RELEASE

Constant currency results exclude the effects of foreign currency translation and are calculated by translating current year results at prior year average exchange rates. Management reviews and analyzes business results excluding the effect of foreign currency translation, impairment and other charges and gains, as well as material regulatory and other income tax impacts, and bases incentive compensation plans on these results because the Company believes this better represents underlying business trends.

Comparable sales and comparable guest counts are compared to the same period in the prior year and represent sales and transactions, respectively, at all restaurants, whether owned and operated by the Company or by franchisees, in operation at least thirteen months including those temporarily closed. Some of the reasons restaurants may be temporarily closed include reimaging or remodeling, rebuilding, road construction, natural disasters, pandemics and acts of war, terrorism or other hostilities. Comparable sales exclude the impact of currency translation and the sales of any market considered hyperinflationary (generally identified as those markets whose cumulative inflation rate over a three-year period exceeds 100%), which management believes more accurately reflects the underlying business trends. Comparable sales are driven by changes in guest counts and average check, the latter of which is affected by changes in pricing and product mix.

Systemwide sales include sales at all restaurants, whether owned and operated by the Company or by franchisees. Systemwide sales to loyalty members are comprised of all sales to customers who self-identify as a loyalty member when transacting with both Company-owned and operated and franchised restaurants. Systemwide sales to loyalty members are measured across 60 markets with loyalty programs. Systemwide sales to loyalty members represents an aggregation of the prior four quarters of sales to loyalty members active in the last 90 days of the respective quarter. While franchised sales are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance because these sales are the basis on which the Company calculates and records franchised revenues and are indicative of the financial health of the franchisee base. The Company's revenues consist of sales by Company-owned and operated restaurants and fees from franchised restaurants operated by conventional franchisees, developmental licensees and affiliates. Changes in Systemwide sales are primarily driven by comparable sales and net restaurant unit expansion.

Free cash flow, defined as cash provided by operations less capital expenditures, and free cash flow conversion rate, defined as free cash flow divided by net income, are measures reviewed by management in order to evaluate the Company's ability to convert net profits into cash resources, after reinvesting in the core business, that can be used to pursue opportunities to enhance shareholder value.

RELATED COMMUNICATIONS

This press release should be read in conjunction with Exhibit 99.2 to the Company's Form 8-K filing for supplemental information related to the Company's results for the quarter and nine months ended September 30, 2025.

McDonald's Corporation will broadcast its investor earnings conference call live over the Internet at 7:30 a.m. (Central Time) on November 5, 2025. A link to the live webcast will be available at www.investor.mcdonalds.com. There will also be an archived webcast available for a limited time thereafter.

UPCOMING COMMUNICATIONS

For important news and information regarding McDonald's, including the timing of future investor conferences and earnings calls, visit the Investor Relations section of the Company's Internet home page at www.investor.mcdonalds.com. McDonald's uses this website as a primary channel for disclosing key information to its investors, some of which may contain material and previously non-public information.

ABOUT McDONALD'S

McDonald's is the world's leading global foodservice retailer with over 44,000 locations in over 100 countries. Approximately 95% of McDonald's restaurants worldwide are owned and operated by independent local business owners.

FORWARD-LOOKING STATEMENTS

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. Factors that could cause actual results to differ materially from expectations are detailed in the Company's filings with the Securities and Exchange Commission, including the risk factors discussed in Exhibit 99.2 to the Company's Form 8-K filing on November 5, 2025. The Company undertakes no obligation to update such forward-looking statements, except as may otherwise be required by law.

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)

Dollars and shares in millions, except per share data

Quarters Ended September 30,		2025		2024		Inc/ (Dec)	
Revenues							
Revenues from franchised restaurants	$	4,363	$	4,094	$	270	7 %
Sales by Company-owned and operated restaurants		2,563		2,656		(93)	(3)
Other revenues		151		124		27	22
TOTAL REVENUES		7,078		6,873		204	3
Operating costs and expenses							
Franchised restaurants-occupancy expenses		666		646		20	3
Company-owned and operated restaurant expenses		2,172		2,248		(76)	(3)
Other restaurant expenses		135		104		31	30
Selling, general & administrative expenses							
Depreciation and amortization		121		111		9	8
Other		664		536		128	24
Other operating (income) expense, net		(37)		39		(76)	n/m
Total operating costs and expenses		3,721		3,685		36	1
OPERATING INCOME		3,357		3,188		168	5
Interest expense		406		381		26	7
Nonoperating (income) expense, net		1		(36)		36	n/m
Income before provision for income taxes		2,949		2,843		106	4
Provision for income taxes		671		588		83	14
NET INCOME	$	2,278	$	2,255	$	23	1 %
EARNINGS PER SHARE-DILUTED	$	3.18	$	3.13	$	0.05	2 %
Weighted average shares outstanding-diluted		715.9		720.0		(4.2)	(1)%

n/m Not meaningful

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)

Dollars and shares in millions, except per share data

Nine Months Ended September 30,		2025		2024		Inc/ (Dec)	
Revenues							
Revenues from franchised restaurants	$	12,238	$	11,756	$	481	4 %
Sales by Company-owned and operated restaurants		7,154		7,472		(318)	(4)
Other revenues		485		304		181	60
TOTAL REVENUES		19,876		19,532		344	2
Operating costs and expenses							
Franchised restaurants-occupancy expenses		1,940		1,902		38	2
Company-owned and operated restaurant expenses		6,109		6,358		(249)	(4)
Other restaurant expenses		424		241		183	76
Selling, general & administrative expenses							
Depreciation and amortization		333		311		23	7
Other		1,834		1,748		86	5
Other operating (income) expense, net		(1)		129		(131)	n/m
Total operating costs and expenses		10,639		10,688		(49)	—
OPERATING INCOME		9,237		8,844		393	4
Interest expense		1,172		1,126		46	4
Nonoperating (income) expense, net		(75)		(90)		15	(16)
Income before provision for income taxes		8,140		7,807		333	4
Provision for income taxes		1,740		1,600		140	9
NET INCOME	$	6,399	$	6,207	$	193	3 %
EARNINGS PER SHARE-DILUTED	$	8.92	$	8.59	$	0.33	4 %
Weighted average shares outstanding-diluted		717.2		722.7		(5.5)	(1)%

n/m Not meaningful

Exhibit 99.2

McDonald's Corporation
Supplemental Information (Unaudited)
Quarter and Nine Months Ended September 30, 2025

SUPPLEMENTAL INFORMATION

The purpose of this Exhibit 99.2 is to provide additional information related to the results of McDonald's Corporation (the "Company") for the quarter and nine months ended September 30, 2025. This information should be read in conjunction with Exhibit 99.1.

Management reviews and analyzes business results excluding the effect of foreign currency translation, impairment and other charges and gains, as well as material regulatory and other income tax impacts, and bases incentive compensation plans on these results because the Company believes this better represents underlying business trends.

Certain columns and rows within the financial statements and tables presented may not add due to rounding. Percentages have been calculated from the underlying whole-dollar amounts for all periods presented.

Accelerating the Organization

In January 2023, the Company announced an evolution of its successful *Accelerating the Arches* strategy. Enhancements to the strategy include the addition of Restaurant Development to the Company's growth pillars and an internal effort to modernize ways of working, *Accelerating the Organization,* both of which are aimed at elevating the Company's performance.

Accelerating the Organization is designed to unlock further growth as the Company focuses on becoming faster, more innovative and more efficient for its customers and people. As the Company furthers its operating model and technology transformation, primarily through its Global Business Services strategy, under *Accelerating the Organization,* it will continue to incur various restructuring charges through its anticipated completion during 2027. These restructuring charges may include employee termination benefits, costs to terminate contracts, including lease terminations, and professional services and other costs.

Impact of the War in the Middle East

The Company's Systemwide sales and revenue have continued to be negatively impacted by the war in the Middle East, primarily in the International Developmental Licensed Markets, where the majority of restaurants are under a developmental license or affiliate arrangement. The Company is monitoring the evolving situation, which it expects to continue to have a negative impact on Systemwide sales and revenue until macroeconomic conditions recover. The Company generally does not invest any restaurant capital under a developmental license or affiliate arrangement, and it receives a royalty based on a percent of sales, and generally receives initial fees upon the opening of a new restaurant or grant of a new license.

Impact of Foreign Currency Translation

The impact of foreign currency translation on consolidated operating results for both periods primarily reflected the strengthening of most major currencies against the U.S. Dollar, partly offset by the weakening of the Australian Dollar and Canadian Dollar.

While changes in foreign currency exchange rates affect reported results, McDonald's mitigates exposures, where practical, by purchasing goods and services in local currencies, financing in local currencies and hedging certain foreign-denominated cash flows. Results excluding the effect of foreign currency translation (referred to as constant currency) are calculated by translating current year results at prior year average exchange rates.

IMPACT OF FOREIGN CURRENCY TRANSLATION
Dollars in millions, except per share data

Quarters Ended September 30,		2025		2024		Currency Translation Benefit/ (Cost) 2025
Revenues	$	7,078	$	6,873	$	151
Franchised margins		3,697		3,447		74
Company-owned and operated margins		391		407		10
Selling, general & administrative expenses		785		647		(6)
Operating income		3,357		3,188		78
Net income		2,278		2,255		31
Earnings per share-diluted	$	3.18	$	3.13	$	0.04

Nine Months Ended September 30,		2025		2024		Currency Translation Benefit/ (Cost) 2025
Revenues	$	19,876	$	19,532	$	161
Franchised margins		10,298		9,855		81
Company-owned and operated margins		1,044		1,114		10
Selling, general & administrative expenses		2,167		2,059		(7)
Operating income		9,237		8,844		87
Net income		6,399		6,207		44
Earnings per share-diluted	$	8.92	$	8.59	$	0.06

Net Income and Diluted Earnings per Share

For the quarter, net income increased 1% (flat in constant currencies) to $2,278 million, and diluted earnings per share increased 2% (flat in constant currencies) to $3.18. Foreign currency translation had a positive impact of $0.04 on diluted earnings per share.

For the nine months, net income increased 3% (2% in constant currencies) to $6,399 million, and diluted earnings per share increased 4% (3% in constant currencies) to $8.92. Foreign currency translation had a positive impact of $0.06 on diluted earnings per share.

Results for 2025 included the following:

- Net pre-tax charges of $39 million, or $0.04 per share, for the quarter and $148 million, or $0.16 per share, for the nine months, primarily related to restructuring charges associated with the Company's internal effort to modernize ways of working (*Accelerating the Organization)*

Results for 2024 included the following:

- Net pre-tax charges of $52 million, or $0.05 per share, for the quarter and $142 million, or $0.15 per share, for the nine months, primarily consisted of transaction costs and non-cash impairment charges associated with the sale of McDonald's business in South Korea and transaction costs associated with the acquisition of McDonald's business in Israel

- Pre-tax charges of $46 million, or $0.05 per share, for the quarter and $146 million, or $0.15 per share, for the nine months, related to restructuring charges associated with *Accelerating the Organization*

Excluding the above items, operating income growth for both periods was primarily driven by higher sales-driven Franchised margins, partly offset by higher Selling, general, and administrative expenses.

During the quarter, the Company paid a dividend of $1.77 per share, or $1,262 million, resulting in total dividends paid for the nine months of $3,792 million. Additionally, during the quarter, the Company repurchased 1.7 million shares of stock for $503 million, resulting in total purchases for the nine months of 4.8 million shares, or $1,456 million.

NET INCOME AND EARNINGS PER SHARE-DILUTED RECONCILIATION

Dollars in millions, except per share data

	Quarters Ended September 30,								
	Net Income					**Earnings per share - diluted**			
	2025	**2024**	**Inc/ (Dec)**	**Inc/ (Dec) Excluding Currency Translation**		**2025**	**2024**	**Inc/ (Dec)**	**Inc/ (Dec) Excluding Currency Translation**
GAAP	$ 2,278	$ 2,255	1 %	— %	$	3.18	$ 3.13	2 %	— %
(Gains)/Charges	30	67				0.04	0.10		
Non-GAAP	$ 2,308	$ 2,322	(1) %	(2) %	$	3.22	$ 3.23	— %	(1) %

	Nine Months Ended September 30,								
	Net Income					**Earnings per share - diluted**			
	2025	**2024**	**Inc/ (Dec)**	**Inc/ (Dec) Excluding Currency Translation**		**2025**	**2024**	**Inc/ (Dec)**	**Inc/ (Dec) Excluding Currency Translation**
GAAP	$ 6,399	$ 6,207	3 %	2 %	$	8.92	$ 8.59	4 %	3 %
(Gains)/Charges	114	218				0.16	0.30		
Non-GAAP	$ 6,513	$ 6,425	1 %	1 %	$	9.08	$ 8.89	2 %	1 %

Revenues

The Company's revenues consist of fees from restaurants owned and operated by franchisees, developmental licensees and affiliates and sales by Company-owned and operated restaurants. Revenues from conventional franchised restaurants include rent and royalties based on a percent of sales with minimum rent payments, and initial fees. Revenues from restaurants licensed to developmental licensees and affiliates include a royalty based on a percent of sales, and generally include initial fees. The Company's Other revenues are primarily comprised of fees paid by franchisees to recover a portion of costs incurred by the Company for various technology and digital platforms and revenues from brand licensing arrangements to market and sell consumer packaged goods using the McDonald's brand.

Franchised restaurants represented approximately 95% of McDonald's restaurants worldwide at September 30, 2025. The Company's heavily franchised business model is designed to generate stable and predictable revenue, which is largely a function of franchisee sales, and resulting cash flow streams.

REVENUES
Dollars in millions

Quarters Ended September 30,		2025		2024	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
Franchised revenues						
U.S.	$	1,906	$	1,851	3 %	3 %
International Operated Markets		1,962		1,781	10	6
International Developmental Licensed Markets & Corporate		496		461	8	6
Total	$	4,363	$	4,094	7 %	4 %
Company-owned and operated sales						
U.S.	$	790	$	822	(4)%	(4)%
International Operated Markets		1,645		1,485	11	7
International Developmental Licensed Markets & Corporate		128		349	(63)	n/m
Total	$	2,563	$	2,656	(3)%	(6)%
Total Franchised revenues and Company-owned and operated sales						
U.S.	$	2,696	$	2,673	1 %	1 %
International Operated Markets		3,606		3,266	10	6
International Developmental Licensed Markets & Corporate		625		810	(23)	(25)
Total	$	6,927	$	6,750	3 %	— %
Total Other revenues	$	151	$	124	22 %	22 %
Total Revenues	$	7,078	$	6,873	3 %	1 %

n/m Not meaningful

Nine Months Ended September 30,		2025		2024	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
Franchised revenues						
U.S.	$	5,485	$	5,417	1 %	1 %
International Operated Markets		5,354		5,039	6	4
International Developmental Licensed Markets & Corporate		1,398		1,300	8	8
Total	$	12,238	$	11,756	4 %	3 %
Company-owned and operated sales						
U.S.	$	2,306	$	2,417	(5)%	(5)%
International Operated Markets		4,518		4,278	6	5
International Developmental Licensed Markets & Corporate		330		777	(57)	n/m
Total	$	7,154	$	7,472	(4)%	(5)%
Total Franchised revenues and Company-owned and operated sales						
U.S.	$	7,791	$	7,834	(1)%	(1)%
International Operated Markets		9,872		9,317	6	4
International Developmental Licensed Markets & Corporate		1,728		2,077	(17)	(17)
Total	$	19,391	$	19,228	1 %	— %
Total Other revenues	$	485	$	304	60 %	60 %
Total Revenues	$	19,876	$	19,532	2 %	1 %

n/m Not meaningful

- Total Franchised revenues and Company-owned and operated sales increased 3% (flat in constant currencies) for the quarter and increased 1% (flat in constant currencies) for the nine months. Both periods benefited from positive sales performance in the International Operated Markets. In the U.S., total revenues for the quarter was driven by positive franchised sales performance, while the nine months was driven by negative Company-owned and operated sales performance. International Developmental Licensed Markets & Corporate revenues for both periods were impacted by the prior year sale of McDonald's business in South Korea, partly offset by positive sales performance. International Developmental Licensed Markets & Corporate revenues for the nine months also reflected the prior year acquisition of McDonald's business in Israel.

Comparable Sales

Comparable sales is a key performance indicator used within the retail industry and is reviewed by management to assess business trends. Comparable sales exclude the impact of currency translation and sales from hyperinflationary markets. Increases or decreases in comparable sales represent the percent change in constant currency sales from the same period in the prior year for all restaurants, whether owned and operated by the Company or by franchisees, in operation at least thirteen months, including those temporarily closed. Comparable sales are driven by changes in guest counts and average check, the latter of which is affected by changes in pricing and product mix.

	Increase/(Decrease)			
	Quarters Ended September 30,		Nine Months Ended September 30,	
	2025	2024	2025	2024
U.S.	2.4 %	0.3 %	0.5 %	0.7 %
International Operated Markets	4.3	(2.1)	2.6	(0.3)
International Developmental Licensed Markets	4.7	(3.5)	4.6	(1.7)
Total Company	3.6 %	(1.5)%	2.2 %	(0.2)%

Systemwide Sales and Franchised Sales

The following tables present Systemwide sales growth rates and franchised sales. Systemwide sales include sales at all restaurants, whether owned and operated by the Company or by franchisees. While franchised sales are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance because these sales are the basis on which the Company calculates and records franchised revenues and are indicative of the financial health of the franchisee base. Changes in Systemwide sales are primarily driven by comparable sales and net restaurant unit expansion.

SYSTEMWIDE SALES*

	Quarter Ended September 30, 2025		Nine Months Ended September 30, 2025	
	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	3 %	3 %	1 %	1 %
International Operated Markets	11	6	6	5
International Developmental Licensed Markets	11	10	10	10
Total Company	8 %	6 %	5 %	5 %

*Unlike comparable sales, the Company has not excluded sales from hyperinflationary markets from Systemwide sales as these sales are the basis on which the Company calculates and records revenues.

FRANCHISED SALES
Dollars in millions

Quarters Ended September 30,	2025	2024	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	$ 13,376	$ 12,893	4 %	4 %
International Operated Markets	11,439	10,334	11	6
International Developmental Licensed Markets	9,279	8,106	14	13
Total	$ 34,093	$ 31,333	9 %	7 %
Ownership type				
Conventional franchised	$ 24,635	$ 23,088	7 %	5 %
Developmental licensed	5,885	5,005	18	16
Foreign affiliated	3,573	3,240	10	8
Total	$ 34,093	$ 31,333	9 %	7 %

Nine Months Ended September 30,	2025	2024	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	$ 38,378	$ 37,743	2 %	2 %
International Operated Markets	31,135	29,225	7	5
International Developmental Licensed Markets	26,143	23,361	12	12
Total	$ 95,656	$ 90,330	6 %	5 %
Ownership type				
Conventional franchised	$ 69,047	$ 66,636	4 %	3 %
Developmental licensed	16,486	14,513	14	13
Foreign affiliated	10,123	9,181	10	10
Total	$ 95,656	$ 90,330	6 %	5 %

Restaurant Margins

Franchised restaurant margins are measured as revenues from franchised restaurants less franchised restaurant occupancy costs. Franchised restaurant occupancy costs include lease expense and depreciation, as the Company generally owns or secures a long-term lease on the land and building for the restaurant location.

Company-owned and operated restaurant margins are measured as sales from Company-owned and operated restaurants less costs for food & paper, payroll & employee benefits and occupancy & other operating expenses necessary to run an individual restaurant. Company-owned and operated margins exclude costs that are not allocated to individual restaurants, primarily payroll & employee benefit costs of non-restaurant support staff, which are included in Selling, general and administrative expenses.

RESTAURANT MARGINS
Dollars in millions

Quarters Ended September 30,		2025		2024	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
Franchised						
U.S.	$	1,581	$	1,525	4 %	4 %
International Operated Markets		1,620		1,463	11	6
International Developmental Licensed Markets & Corporate		496		459	8	6
Total	$	3,697	$	3,447	7 %	5 %
Company-owned and operated						
U.S.	$	90	$	105	(15)%	(15)%
International Operated Markets		288		258	11	8
International Developmental Licensed Markets & Corporate		n/m		n/m	n/m	n/m
Total	$	391	$	407	(4)%	(6)%
Total restaurant margins						
U.S.	$	1,671	$	1,631	2 %	2 %
International Operated Markets		1,908		1,722	11	6
International Developmental Licensed Markets & Corporate		n/m		n/m	n/m	n/m
Total	$	4,088	$	3,855	6 %	4 %

Nine Months Ended September 30,		2025		2024	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
Franchised						
U.S.	$	4,517	$	4,444	2 %	2 %
International Operated Markets		4,383		4,120	6	4
International Developmental Licensed Markets & Corporate		1,397		1,290	8	9
Total	$	10,298	$	9,855	4 %	4 %
Company-owned and operated						
U.S.	$	266	$	328	(19)%	(19)%
International Operated Markets		752		711	6	5
International Developmental Licensed Markets & Corporate		n/m		n/m	n/m	n/m
Total	$	1,044	$	1,114	(6)%	(7)%
Total restaurant margins						
U.S.	$	4,783	$	4,773	— %	— %
International Operated Markets		5,136		4,831	6	4
International Developmental Licensed Markets & Corporate		n/m		n/m	n/m	n/m
Total	$	11,342	$	10,969	3 %	3 %

n/m Not meaningful

- Franchised margins in the U.S., International Operated Markets and the International Developmental Licensed Markets & Corporate reflected sales-driven growth for both periods. Franchised margins represented approximately 90% of restaurant margin dollars.

- Company-owned and operated margins for both periods reflected the impact of ongoing inflationary cost pressures in the U.S. and the International Operated Markets. The U.S. was impacted by negative sales performance, while the International Operated Markets reflected sales-driven growth.

- Total restaurant margins included depreciation and amortization expense of $438 million and $420 million for the quarters ended 2025 and 2024, respectively, and $1.3 billion and $1.2 billion for the nine months ended 2025 and 2024, respectively.

Selling, General & Administrative Expenses

- Selling, general and administrative expenses increased $137 million or 21% (20% in constant currencies) for the quarter and increased $109 million or 5% (5% in constant currencies) for the nine months. Results for the quarter primarily reflected increased spend on marketing initiatives, higher incentive-based compensation and investments in digital and technology, as well as transformation efforts, under our *Accelerating the Arches* strategy. Results for the nine months primarily reflected higher employee costs, including incentive-based compensation.

- Selling, general and administrative expenses as a percent of Systemwide sales were 2.1% for both the nine months ended September 30, 2025 and 2024, respectively.

Other Operating (Income) Expense, Net

OTHER OPERATING (INCOME) EXPENSE, NET
Dollars in millions

	Quarters Ended September 30,		Nine Months Ended September 30,	
	2025	2024	2025	2024
Gains on sales of restaurant businesses	$ (35)	$ (9)	$ (50)	$ (22)
Equity in earnings of unconsolidated affiliates	(63)	(52)	(180)	(143)
Asset dispositions and other (income) expense, net	21	2	81	7
Impairment and other charges (gains), net	39	98	148	287
Total	$ (37)	$ 39	$ (1)	$ 129

- Gains on sales of restaurant businesses increased for both periods primarily due to more sales of restaurants in the International Operated Markets and the U.S.

- Equity in earnings of unconsolidated affiliates for both periods primarily reflected higher equity in earnings in China and Japan as a result of improved operating performance.

- The increase in asset dispositions and other (income) expense, net for both periods primarily reflected higher asset write-offs and higher store closing costs.

- Impairment and other charges (gains), net reflected net pre-tax charges of $39 million and $148 million for the quarter and the nine months, respectively, primarily related to restructuring charges associated with *Accelerating the Organization.*

  Results for the quarter and nine months ended 2024 reflected net pre-tax charges of $52 million and $142 million, respectively, primarily consisting of transaction costs and non-cash impairment charges associated with the sale of McDonald's business in South Korea and transaction costs associated with the acquisition of McDonald's business in Israel, and pre-tax charges of $46 million and $146 million for the quarter and nine months, respectively, related to restructuring charges associated with *Accelerating the Organization*.

Operating Income

OPERATING INCOME & OPERATING MARGIN
Dollars in millions

Quarters Ended September 30,	2025	2024	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	$1,498	$1,493	— %	— %
International Operated Markets	1,761	1,602	10	6
International Developmental Licensed Markets & Corporate	97	93	4	(6)
Total	$3,357	$3,188	5 %	3 %

Nine Months Ended September 30,	2025	2024	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	$4,327	$4,400	(2)%	(2)%
International Operated Markets	4,686	4,459	5	3
International Developmental Licensed Markets & Corporate	224	(15)	n/m	n/m
Total	$9,237	$8,844	4 %	3 %
Operating margin	46.5 %	45.3 %		

n/m Not meaningful

- Operating income increased $168 million, or 5% (3% in constant currencies), for the quarter and increased $393 million, or 4% (3% in constant currencies), for the nine months. Results reflected net pre-tax charges of $39 million and $148 million for the quarter and the nine months, respectively, primarily related to restructuring charges associated with *Accelerating the Organization*.

  Results for the quarter and nine months ended 2024 reflected net pre-tax charges of $52 million and $142 million, respectively, primarily related to non-cash impairment charges and transaction costs, and pre-tax restructuring charges of $46 million and $146 million for the quarter and nine months, respectively, related to *Accelerating the Organization*.

OPERATING INCOME & OPERATING MARGIN RECONCILIATION*
Dollars in millions

	Quarters Ended September 30,				Nine Months Ended September 30,			
	2025	2024	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation	2025	2024	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
GAAP operating income	$3,357	$3,188	5 %	3 %	$9,237	$8,844	4 %	3 %
(Gains)/Charges	39	98			148	287		
Non-GAAP operating income	$3,396	$3,286	3 %	1 %	$9,385	$9,131	3 %	2 %
Non-GAAP operating margin					47.2 %	46.7 %		

*Refer to the Impairment and other charges (gains), net line within the Other Operating (Income) Expense, Net section on page 8 for details of the charges in this table.

- Excluding the current and prior year charges shown in the table above, operating income increased 3% (1% in constant currencies) for the quarter and 3% (2% in constant currencies) for the nine months. Results for the quarter reflected positive operating results, primarily due to higher sales-driven Franchised margins in the International Operated Markets, partly offset by higher Selling, general, and administrative expenses in International Developmental Licensed Markets & Corporate. Results for the nine months reflected positive operating results, primarily due to higher sales-driven Franchised margins across all segments, partly offset by lower sales-driven Company-owned and operating margins and higher Selling, general, and administrative expenses in the U.S.

- Operating margin is defined as operating income as a percent of total revenues. The contributions to operating margin differ by segment due to each segment's ownership structure, primarily due to the relative percentage of franchised versus Company-owned and operated restaurants. Additionally, temporary restaurant closures, which vary by segment, impact the contribution of each segment to the consolidated operating margin.

  The increase in non-GAAP operating margin was primarily due to the prior year sale of McDonald's business in South Korea, partly offset by the prior year acquisition of McDonald's business in Israel and higher Selling, general and administrative expenses.

Interest Expense

- Interest expense increased 7% (5% in constant currencies) for the quarter and 4% (4% in constant currencies) for the nine months. Results for both periods reflected higher average debt balances as well as higher average interest rates.

Nonoperating (Income) Expense, Net

NONOPERATING (INCOME) EXPENSE, NET
Dollars in millions

	Quarters Ended September 30,		Nine Months Ended September 30,	
	2025	2024	2025	2024
Interest income	$ (26)	$ (18)	$ (63)	$ (85)
Foreign currency and hedging activity	33	10	25	16
Other (income) expense, net	(6)	(27)	(37)	(21)
Total	$ 1	$ (36)	$ (75)	$ (90)

- Interest income for the nine months decreased due to lower average cash balances and lower average interest rates.

Income Taxes

- The effective income tax rate was 22.8% and 20.7% for the quarters ended 2025 and 2024, respectively, and 21.4% and 20.5% for the nine months ended 2025 and 2024, respectively. The effective tax rates for the quarter and nine months ended 2024 reflected discrete income tax benefits related to restructuring initiatives and global audit progression.

Outlook

Based on current conditions, the following is provided to assist in forecasting the Company's future results for 2025.

- The Company expects net restaurant unit expansion will contribute slightly over 2% to 2025 Systemwide sales growth, in constant currencies.

- The Company expects full year 2025 Selling, general and administrative expenses of about 2.2% of Systemwide sales.

- The Company expects 2025 operating margin percent to be in the mid-to-high 40% range.

- Based on current interest and foreign currency exchange rates, the Company expects interest expense for the full year 2025 to increase about 4% driven primarily by higher average debt balances and higher average interest rates.

- The Company expects the effective income tax rate for the full year 2025 to be between 21% and 22%. Some volatility may result in a quarterly tax rate outside of the annual range.

- The Company expects 2025 capital expenditures to be between $3.0 and $3.2 billion, with the majority directed towards new restaurant unit expansion across the U.S. and International Operated Markets. Globally, the Company expects to open approximately 2,200 restaurants. The Company expects to open about 600 restaurants in the U.S. and International Operated Markets, and that developmental licensees and affiliates will contribute capital towards about 1,600 restaurant openings in their respective markets. The Company expects nearly 1,800 net restaurant additions in 2025.

- The Company expects to achieve a free cash flow conversion rate in the low-to-mid 80% range.

Restaurant Information

SYSTEMWIDE RESTAURANTS

At September 30,	2025	2024	Inc/ (Dec)
U.S.	13,633	13,498	135
International Operated Markets			
France	1,617	1,583	34
United Kingdom	1,492	1,456	36
Canada	1,490	1,471	19
Germany	1,369	1,384	(15)
Australia	1,059	1,036	23
Italy	782	727	55
Spain	644	612	32
Poland	593	561	32
Other	1,597	1,548	49
Total International Operated Markets	10,643	10,378	265
International Developmental Licensed Markets			
China	7,502	6,543	959
Japan	3,001	2,975	26
Brazil	1,202	1,160	42
Philippines	815	764	51
India	715	620	95
Saudi Arabia	449	429	20
Taiwan	423	415	8
Other	6,216	6,037	179
Total International Developmental Licensed Markets	20,323	18,943	1,380
Systemwide restaurants	44,599	42,819	1,780
Countries	114	114	—

SYSTEMWIDE RESTAURANTS BY TYPE

At September 30,	2025	2024	Inc/ (Dec)
U.S.			
Conventional franchised	12,966	12,802	164
Company-owned and operated	667	696	(29)
Total U.S.	13,633	13,498	135
International Operated Markets			
Conventional franchised	9,314	9,062	252
Developmental licensed	177	175	2
Total Franchised	9,491	9,237	254
Company-owned and operated	1,152	1,141	11
Total International Operated Markets	10,643	10,378	265
International Developmental Licensed Markets			
Developmental licensed	9,282	8,902	380
Foreign affiliated	10,807	9,814	993
Total Franchised	20,089	18,716	1,373
Company-owned and operated	234	227	7
Total International Developmental Licensed Markets	20,323	18,943	1,380
Systemwide			
Conventional franchised	22,280	21,864	416
Developmental licensed	9,459	9,077	382
Foreign affiliated	10,807	9,814	993
Total Franchised	42,546	40,755	1,791
Company-owned and operated	2,053	2,064	(11)
Total Systemwide	44,599	42,819	1,780

Cautionary Statement Regarding Forward-Looking Statements

The information in this report contains forward-looking statements about future events and circumstances and their effects upon revenues, expenses and business opportunities. Generally speaking, any statement in this report not based upon historical fact is a forward-looking statement. Forward-looking statements can also be identified by the use of forward-looking or conditional words, such as "could," "should," "can," "continue," "aim," "estimate," "forecast," "intend," "look," "may," "will," "expect," "believe," "anticipate," "plan," "remain," "confident," "commit," "enable," "potential" and "trajectory" or similar expressions. In particular, statements regarding our plans, strategies, prospects and expectations regarding our business and industry are forward-looking statements. They reflect our expectations, are not guarantees of performance and speak only as of the dates the statements are made. Except as required by law, we do not undertake to update such forward-looking statements. You should not rely unduly on forward-looking statements.

Risk Factors

Our business results are subject to a variety of risks, including those that are described below and elsewhere in our filings with the SEC. The risks described below are not the only risks we face. Additional risks not currently known to us or that we currently deem to be immaterial may also significantly adversely affect our business. If any of these risks were to materialize or intensify, our expectations (or the underlying assumptions) may change and our performance may be adversely affected.

STRATEGY AND BRAND

If we do not successfully evolve and execute against our business strategies, we may not be able to drive business growth.

To drive Systemwide sales, operating income and free cash flow growth, our business strategies – including the components of our *Accelerating the Arches* growth strategy – must be effective in maintaining and strengthening customer appeal and capturing additional market share. Whether these strategies are successful depends mainly on our System's continued ability to:

- capitalize on our global scale, iconic brand and local market presence to build upon our historic strengths and competitive advantages, including by maximizing our marketing, committing to our core menu items, and doubling down on digital, delivery, drive thru and restaurant development;

- innovate and differentiate the McDonald's experience, including by preparing and serving our food in a way that balances value and convenience to our customers with profitability;

- build upon our investments to transform and enhance the customer experience, including building one of the world's largest consumer platforms to fuel engagement;

- run great restaurants by building the easiest and most efficient restaurant operating platform which enables franchisees to run restaurants more efficiently and utilize the latest cloud-based technology to make it easier for crews to deliver exceptional customer service;

- accelerate our existing strategies, including through growth opportunities and building a modern company platform that unlocks speed and innovation throughout the organization; and

- evolve and adjust our strategies in response to, among other things, changing consumer behavior, and other events impacting our results of operations and liquidity.

If we are delayed or unsuccessful in evolving or executing against our strategies, if the execution of our strategies proves to be more difficult, costly or time consuming than expected, or if our strategies do not yield the desired results, our business, financial condition and results of operations may suffer.

Failure to preserve the value or relevance of our brand could have an adverse impact on our financial results.

To continue to be successful in the future, we believe we must preserve, enhance and leverage the value and relevance of our brand, including our corporate purpose, mission and values. Brand value is based in part on consumer perceptions, which are affected by a variety of factors, including the nutritional content and preparation of our food, the ingredients we use, the manner in which we source commodities and general business practices across the System, including the people practices at McDonald's restaurants. Consumer acceptance of our offerings is subject to change for a variety of reasons, and some changes can occur rapidly. For example, nutritional, health, environmental and other scientific studies and conclusions, which continuously evolve and may have contradictory implications, drive popular opinion, litigation and regulation (including initiatives intended to drive consumer behavior) in ways that affect the "informal eating out" ("IEO") segment or perceptions of our brand, generally or relative to available alternatives. Our business could also be impacted by business incidents or practices, whether actual or perceived, particularly if they receive considerable publicity or result in litigation or governmental investigations or proceedings, as well as by our perceived position or lack of position on environmental, social responsibility, public policy, geopolitical and similar matters. In addition, we cannot ensure that franchisees or business partners will not take actions that adversely affect the value and relevance of our brand. Consumer perceptions may also be affected by adverse commentary from third parties, including through social media or conventional media outlets, regarding the quick-service category of the IEO segment or our brand, culture, operations, suppliers or franchisees. If we are unsuccessful in addressing adverse commentary or perceptions, whether or not accurate, our brand and financial results may suffer.

If we do not anticipate and address industry trends and evolving consumer preferences and effectively execute our pricing, promotional and marketing plans, our business could suffer.

Our continued success depends on our System's ability to build upon our historic strengths and competitive advantages. In order to do so, we need to anticipate and respond effectively to continuously shifting consumer demographics and industry trends in food sourcing, food preparation, food offerings, and consumer behavior and preferences, including with respect to the use of digital channels and environmental and social responsibility matters. If we are not able to predict, or quickly and effectively respond to, these changes, or if our competitors are able to do so more effectively, our financial results could be adversely impacted.

Our ability to build upon our strengths and advantages also depends on the impact of pricing, promotional and marketing plans across the System, and the ability to adjust these plans to respond quickly and effectively to evolving customer behavior and preferences, as well as shifting economic and competitive conditions. Existing or future pricing strategies and marketing plans, as well as the value proposition they represent, are expected to continue to be important components of our business strategy. However, they may not be successful, or may not be as successful as the efforts of our competitors, which could negatively impact sales, guest counts and market share.

Additionally, we operate in a complex and costly advertising environment. Our marketing and advertising programs may not be successful in reaching consumers in the way we intend. Our success depends in part on whether the allocation of our advertising and marketing resources across different channels, including digital, allows us to reach consumers effectively, efficiently and in ways that are meaningful to them. If our advertising and marketing programs are not successful, or are not as successful as those of our competitors, our sales, guest counts and market share could decrease.

Our investments to transform and enhance the customer experience, including through technology, may not generate the expected results.

Our long-term business objectives depend on the successful Systemwide execution of our strategies. We continue to build upon our investments in restaurant development, technology, digital engagement and delivery in order to transform and enhance the customer experience. As part of these investments, we are continuing to place emphasis on improving our service model and strengthening relationships with customers, in part through digital channels and loyalty initiatives, mobile ordering and payment systems, and enhancing our drive thru technologies, which efforts may not generate expected results. We also continue to expand and refine our delivery initiatives, including through integrating delivery and mobile ordering. Utilizing a third-party delivery service may not have the same level of profitability as a non-delivery transaction and may introduce additional food quality, food safety and customer satisfaction risks. If these customer experience initiatives are not successfully executed, or if we do not fully realize the intended benefits of these significant investments, our business results may suffer.

We face intense competition in our markets, which could hurt our business.

We compete primarily in the IEO segment, which is highly competitive. We also face sustained, intense competition from traditional, fast casual and other competitors, which may include many non-traditional market participants such as convenience stores, grocery stores, coffee shops and online retailers. We expect our environment to continue to be highly competitive and our results in any particular reporting period may be impacted by a contracting IEO segment or by new or continuing actions, product offerings, technologies or consolidation of our competitors and third-party partners, which may have short- and long-term impacts on our results.

We compete primarily on the basis of product choice, quality, affordability, service and location. In particular, we believe our ability to compete successfully in the current market environment depends on our ability to improve existing products, successfully develop and introduce new products, price our products appropriately, deliver a relevant customer experience, manage the complexity of our restaurant operations, manage our investments in restaurant development, technology, digital engagement and delivery, and respond effectively to our competitors' actions or offerings or to unforeseen disruptive actions. There can be no assurance these strategies will be effective, and some strategies may be effective at improving some metrics while adversely affecting others, which could have the overall effect of harming our business.

We may not be able to adequately protect our intellectual property or adequately ensure that we are not infringing the intellectual property of others, which could harm the value of the McDonald's brand and our business.

Our success depends on our continued ability to use our existing trademarks and service marks in order to increase brand awareness and further develop our branded products in both domestic and international markets. We rely on a combination of trademarks, copyrights, service marks, trade secrets, patents and other intellectual property rights to protect our brand and branded products.

We have registered certain trademarks and have other trademark registrations pending in the U.S. and certain foreign jurisdictions. The trademarks that we currently use have not been, and may never be, registered in all of the countries outside of the U.S. in which we do business or may do business in the future. It may be costly and time consuming to protect our intellectual property, particularly in rapidly evolving areas, and the steps we have taken to do so in the U.S. and foreign countries may not be adequate. In addition, the steps we have taken may not adequately ensure that we do not infringe the intellectual property of others, and third parties may claim infringement by us in the future. In particular, we may be involved in intellectual property claims, including often aggressive or opportunistic attempts to enforce patents used in information technology systems, which might affect our operations and results. Any claim of infringement, whether or not it has merit, could, particularly in rapidly evolving areas, be time consuming, or result in costly litigation and could also have an adverse impact on our business.

In addition, we cannot ensure that franchisees and other third parties who hold licenses to our intellectual property will not take actions that adversely affect the value of our intellectual property.

OPERATIONS

The global scope of our business subjects us to risks that could negatively affect our business.

We encounter differing and evolving cultural, regulatory, geopolitical and economic environments within and among the more than 100 countries where McDonald's restaurants operate, and our ability to achieve our business objectives depends on the System's success in these environments. Meeting customer expectations is complicated by the risks inherent in our global operating environment, and our global success is partially dependent on our System's ability to leverage operating successes across markets and brand perceptions. Planned initiatives may not have appeal across multiple markets with McDonald's customers and could drive unanticipated changes in customer perceptions and negatively impact our business results.

Disruptions in operations or price volatility in a market can also result from governmental actions (whether proposed or realized, unilateral or bilateral), such as price, foreign exchange or trade-related tariffs or controls, trade policies and regulations, sanctions and counter sanctions, government-mandated closure of our, our franchisees' or our suppliers' operations, and asset seizures. Some or all of the above-referenced disruptions or volatility can also result from acts of war, terrorism or other hostilities. Such governmental actions may have a broader impact on macroeconomic conditions, geopolitical tensions, anti-American sentiment, consumer demand and the ability of us and our franchisees to operate in certain geographic areas, which in turn may have an adverse impact on our business and financial results.

While we may face challenges and uncertainties in any of the markets in which we operate, such challenges and uncertainties are often heightened in developing markets, which may entail a relatively higher risk of political instability, economic volatility, crime, corruption and social and ethnic unrest. In many cases, such challenges may be exacerbated by the lack of an independent and experienced judiciary and uncertainty in how local law is applied and enforced, including in areas most relevant to commercial transactions and foreign investment. An inability to manage effectively the risks associated with our international operations could adversely affect our business and financial results.

Supply chain interruptions may increase costs or reduce revenues.

We depend on the effectiveness of our supply chain management to assure a reliable and sufficient supply of quality products, equipment and other materials on favorable terms. Although many of these items are sourced from a wide variety of suppliers in countries around the world, certain items have limited suppliers, which increases our reliance on those suppliers. Supply chain interruptions and related price increases have in the past and may in the future adversely affect us as well as our suppliers and franchisees, whose performance may have a significant impact on our results. Such interruptions and price increases could be caused by shortages, inflationary pressures, tariffs, unexpected increases in demand, transportation-related issues, labor-related issues, technology-related issues, weather-related events, natural disasters, acts of war, terrorism or other hostilities, or other factors beyond our control or that of our suppliers or franchisees. Interruptions in our System's supply chain or ineffective contingency planning can increase our costs, impact ingredient quality, delay new restaurant openings, and/or limit the quality or availability of products, equipment and other materials that are critical to our System's operations or to restaurant development.

Our franchise business model presents a number of risks.

Our success as a heavily franchised business relies to a large degree on the financial success and cooperation of our franchisees, including our developmental licensees and affiliates. Our restaurant margins arise from two sources: fees from franchised restaurants (e.g., rent and royalties based on a percentage of sales) and, to a lesser degree, sales from Company-owned and operated restaurants. Our franchisees manage their businesses independently and therefore are responsible for the day-to-day operation of their restaurants. The revenues we realize from franchised restaurants are largely dependent on the ability of our franchisees to grow their sales. Business risks affecting our operations also affect our franchisees. If franchisee sales trends worsen, or any of such risks materialize or intensify, our financial results could be negatively affected, which may be material.

Our success also relies on the willingness and ability of our franchisees and affiliates to implement major initiatives, which may include financial investment, and to remain aligned with us on operating, value/promotional and capital-intensive reinvestment plans. The ability of franchisees to contribute to the achievement of our plans is dependent in large part on the availability to them of funding at reasonable interest rates and may be negatively impacted by the financial markets in general, by their or our creditworthiness or by banks' lending practices. If our franchisees are unwilling or unable to invest in major initiatives or are unable to obtain financing at commercially reasonable rates, or at all, our future growth and results of operations could be adversely affected.

Our operating performance could also be negatively affected if our franchisees experience food safety or other operational problems or project an image inconsistent with our brand and values, particularly if our contractual and other rights and remedies are limited, costly to exercise or subjected to litigation and potential delays. If franchisees do not successfully operate restaurants in a manner consistent with our required standards, our brand's image and reputation could be harmed, which in turn could hurt our business and operating results.

Our ownership mix also affects our results and financial condition. The decision to own restaurants or to operate under franchise or license agreements is driven by many factors whose interrelationship is complex. The benefits of our more heavily franchised structure depend on various factors, including whether we have effectively selected franchisees, licensees and/or affiliates that meet our rigorous standards, whether we are able to successfully integrate them into our structure and whether their performance and the resulting ownership mix supports our brand and financial objectives.

Continued challenges with respect to labor, including availability and cost, could adversely impact our business and results of operations.

Our success depends in part on our System's ability to effectively attract, recruit, develop, motivate and retain qualified individuals to work in McDonald's restaurants and to maintain appropriately-staffed restaurants in an intensely competitive labor market. We and our franchisees have experienced and may continue to experience challenges in adequately staffing certain McDonald's restaurants, which can negatively impact operations, including speed of service to customers, and customer satisfaction levels. The System's ability to meet its labor needs as they evolve is generally subject to a variety of factors, including the availability of sufficient workforce, unemployment levels and prevailing wages in the markets in which we operate.

Further, our System has experienced increased costs and competition associated with attracting, recruiting, developing, motivating and retaining qualified employees, as well as with promoting awareness of the opportunities of working at McDonald's restaurants. We and our franchisees also continue to be impacted by increasingly complex U.S. and international laws and regulations affecting our respective workforces. These laws and regulations are increasingly focused on, and in certain cases impose requirements with respect to, employment matters such as wages and hours, healthcare, immigration, retirement and other employee benefits and workplace practices. Such laws and regulations can expose us and our franchisees to increased costs and other effects of compliance, including potential liability, and all such labor and compliance costs could have a negative impact on our Company-owned and operated margins and franchisee profitability.

Our potential exposure to reputational and other harm regarding our workplace practices or conditions or those of our independent franchisees or suppliers, including those giving rise to claims of harassment or discrimination (or perceptions thereof) or workplace safety, could have a negative impact on consumer perceptions of us and our business. Additionally, economic action, such as boycotts, protests, work stoppages or campaigns by labor organizations, could adversely affect us (including our ability to attract, recruit, develop, motivate and retain talent) or our franchisees and suppliers, whose performance may have a significant impact on our results.

Effective succession planning is important to our continued success.

Effective succession planning for management is important to our long-term success. Failure to effectively attract, recruit, develop, motivate and retain qualified key personnel, or to execute smooth personnel transitions, could disrupt our business and adversely affect our results.

Food safety concerns may have an adverse effect on our business.

Food safety concerns have had and may in the future have an adverse effect on our business. Our ability to increase sales and profits depends on our System's ability to meet expectations for safe food and on our ability to manage the potential impact on McDonald's of food-borne illnesses and food or product safety issues that may arise in the future, including in the supply chain, restaurants or delivery. Food safety is a top priority, and we dedicate substantial resources aimed at ensuring that our customers enjoy safe food products, including as our menu and service model evolve. However, food safety events, including instances of food-borne illness, have occurred within the food industry and our System from time to time and could occur in the future. Instances of food tampering, food contamination or food-borne illness, whether actual or perceived, could adversely affect our brand, reputation and financial results.

If we do not effectively manage our real estate portfolio, our operating results may be negatively impacted.

We have significant real estate operations, primarily in connection with our restaurant business. We generally own or secure a long-term lease on the land and building for conventional franchised and Company-owned and operated restaurant sites. We seek to identify and develop restaurant locations that offer convenience to customers and long-term sales and profit potential. As we generally secure long-term real estate interests for our restaurants, we have limited flexibility to quickly alter our real estate portfolio. The competitive business landscape continues to evolve in light of changing business trends, consumer preferences, trade area demographics, consumer use of digital, delivery and drive thru, local competitive positions and other economic factors. If our restaurants are not located in desirable locations, or if we do not evolve in response to these factors, it could adversely affect Systemwide sales and profitability.

Our real estate values and the costs associated with our real estate operations are also impacted by a variety of other factors, including governmental regulations, insurance, zoning, tax and eminent domain laws, interest rate levels, the cost of financing, natural disasters, acts of war, terrorism or other hostilities, or other factors beyond our control. A significant change in real estate values, or an increase in costs as a result of any of these factors, could adversely affect our operating results.

Information technology system failures or interruptions, or breaches of network security, may impact our operations or cause reputational harm.

We are increasingly reliant upon technology systems, such as point-of-sale, that support our business operations, including our digital and delivery solutions, and technologies that facilitate communication and collaboration with affiliated entities, customers, employees, franchisees, suppliers, service providers or other independent third parties to conduct our business, whether developed and maintained by us or provided by third parties. Any failure or interruption of these systems could significantly impact our or our franchisees' operations, or our customers' experiences and perceptions. In addition, the artificial intelligence tools we are incorporating into certain aspects of our business may not generate the intended efficiencies and may impact our business results.

Security incidents and breaches have from time to time occurred and may in the future occur involving our systems, the systems of the parties with whom we communicate or collaborate (including franchisees) or the systems of third-party providers. These may include such things as unauthorized access, phishing attacks, account takeovers, denial of service, computer viruses, deepfakes and other malicious uses of artificial intelligence, introduction of malware or ransomware, other disruptive problems caused by hackers or unintentional events. Certain of these technology systems contain personal, confidential, financial and other information of our customers, employees, franchisees and their employees, suppliers and other third parties, as well as financial, proprietary and other confidential information related to our business. Despite response procedures and measures in place in the event an incident occurs, it could result in disruptions, shutdowns, or a security breach including the theft or unauthorized disclosure of certain of the above-described information. The actual or alleged occurrence of any of these types of incidents could result in mitigation costs, reputational damage, adverse publicity, loss of consumer confidence, reduced sales and profits, complications in executing our growth initiatives and regulatory and legal risk, including administrative fines, criminal or civil penalties or civil liabilities.

Despite the implementation of business continuity measures, any of these technology systems could become vulnerable to damage, disability or failures due to fire, power loss, telecommunications failure or other catastrophic events. Certain technology systems may also become vulnerable, unreliable or inefficient in cases where technology vendors limit or terminate product support and/or maintenance. Our increasing reliance on third-party systems also subjects us to risks faced by those third-party businesses, including operational, security and credit risks. Further, the technology systems of third parties upon which we rely to conduct our business could be compromised in a manner that adversely affects us and our technology systems, information and business continuity. If technology systems were to fail or otherwise be unavailable, or if business continuity or disaster recovery plans were not effective, and we were unable to recover in a timely manner, we could experience an interruption in our or our franchisees' operations. While we maintain insurance coverage designed to address certain aspects of cybersecurity risks, such insurance coverage may be insufficient to cover all losses or all types of claims that may arise.

LEGAL AND REGULATORY

Increasing regulatory and legal complexity may adversely affect our business and financial results.

Our regulatory and legal environment worldwide exposes us to complex compliance, litigation and similar risks that could affect our operations and results in material ways. Many of our markets are subject to increasing, conflicting and highly prescriptive regulations involving, among other matters, restaurant operations, product packaging, marketing, use of information technology systems, the nutritional and allergen content and safety of our food and other products, labeling and other disclosure practices. Compliance efforts with those regulations may be affected by ordinary variations in food preparation among our own restaurants and the need to rely on the accuracy and completeness of information from third-party suppliers. We also are subject to increasing public focus, including by governmental and non-governmental organizations, on environmental, social responsibility and corporate governance matters. Our success depends in part on our ability to manage the impact of regulations and other initiatives that can affect our business plans and operations, which have increased and may continue to increase our costs of doing business and exposure to litigation, governmental investigations or other proceedings.

We are also subject to legal proceedings that may adversely affect our business, including, but not limited to, class actions, administrative proceedings, government investigations and proceedings, shareholder proceedings, employment and personal injury claims, landlord/tenant disputes, supplier-related disputes, and claims by current or former franchisees. Regardless of whether claims against us are valid or whether we are found to be liable, claims may be expensive to defend and may divert management's attention away from operations.

Litigation, legislative and regulatory action concerning our relationship with franchisees and the legal distinction between our franchisees and us for employment law or other purposes, if determined adversely, could challenge our franchise business model, increase costs, negatively impact our business operations and the business prospects of our franchisees and subject us to incremental liability for their actions. Similarly, although our commercial relationships with our suppliers remain independent, there may be attempts to challenge that independence, which, if determined adversely, could also increase costs, negatively impact the business prospects of our suppliers, and subject us to incremental liability for their actions.

Our results could also be affected by the following:

- the relative level of our defense costs, which vary from period to period depending on the number, nature and procedural status of pending proceedings;

- the cost and other effects of settlements, judgments or consent decrees, which may require us to make disclosures or take other actions that may affect perceptions of our brand and products; and

- adverse results of pending or future litigation, including litigation challenging the composition and preparation of our products, or the appropriateness or accuracy of our marketing or other communication practices.

A judgment significantly in excess of any applicable insurance coverage or third-party indemnity could materially adversely affect our financial condition or results of operations. Further, adverse publicity resulting from claims may hurt our business. If we are unable to effectively manage the risks associated with our complex regulatory and legal environment, it could have a material adverse effect on our business and financial condition.

Changes in tax laws and unanticipated tax liabilities could adversely affect the taxes we pay and our profitability.

We are subject to income and other taxes in the U.S. and foreign jurisdictions, and our operations, plans and results are affected by tax and other initiatives around the world. In particular, we are affected by the impact of changes to tax laws or policy or related authoritative interpretations. We are also impacted by settlements of pending or any future adjustments proposed by taxing and governmental authorities inside and outside of the U.S. in connection with our tax audits, all of which will depend on their timing, nature and scope. Any significant increases in income tax rates, changes in income tax laws or unfavorable resolution of tax matters could have a material adverse impact on our financial results.

Changes in accounting standards or the recognition of impairment or other charges may adversely affect our future operations and results.

New accounting standards or changes in financial reporting requirements, accounting principles or practices, including with respect to our critical accounting estimates, could adversely affect our future results. We may also be affected by the nature and timing of decisions about underperforming markets or assets, including decisions that result in impairment or other charges that reduce our earnings.

In assessing the recoverability of our long-lived assets, we consider changes in economic conditions and make assumptions regarding estimated future cash flows and other factors. These estimates are highly subjective and can be significantly impacted by many factors such as global and local business and economic conditions, operating costs, inflation, interest rate levels, competition, consumer and demographic trends and our restructuring activities. If our estimates or underlying assumptions change in the future, we may be required to record impairment charges. Any such changes could have a significant adverse effect on our reported results for the affected periods.

If we fail to comply with privacy and data protection laws, we could be subject to legal proceedings and penalties, which could negatively affect our financial results or brand perceptions.

We are subject to legal and compliance risks and associated liability related to privacy and data protection requirements, including those associated with our technology-related services and platforms made available to business partners, customers, employees, franchisees or other third parties. An increasing number of our markets have enacted new privacy and data protection requirements (including the European Union's General Data Protection Regulation and various U.S. state-level laws), and further requirements are likely to be proposed or enacted in the future. Failure to comply with these privacy and data protection laws could result in legal proceedings and substantial administrative fines, criminal or civil penalties or civil liabilities and materially adversely impact our financial results or brand perceptions.

MACROECONOMIC AND MARKET CONDITIONS

Unfavorable general economic conditions could adversely affect our business and financial results.

Our results of operations are substantially affected by economic conditions, including inflationary pressures, which can vary significantly by market and can impact consumer disposable income levels and spending habits. Economic conditions can be impacted by a variety of factors, including hostilities, epidemics, pandemics and actions taken by governments to manage national and international economic matters, whether through austerity, stimulus measures or trade measures, and initiatives intended to control wages, unemployment, credit availability, inflation, taxation and other economic drivers. Sustained adverse economic conditions or periodic adverse changes in economic conditions put pressure on our operating performance and business continuity disruption planning, and our business and financial results may suffer as a result.

Our results of operations are also affected by fluctuations in currency exchange rates, and unfavorable currency fluctuations could adversely affect reported earnings.

Health epidemics or pandemics could adversely affect our business and financial results.

Health epidemics or pandemics have in the past and may in the future impact macroeconomic conditions, consumer behavior, labor availability and supply chain management, as well as local operations in impacted markets, all of which can adversely affect our business, financial results and outlook. Governmental responses to health epidemics or pandemics, including operational restrictions and temporary restaurant closures, can also affect the foregoing items and adversely affect our business and financial results. The duration and scope of a health epidemic or pandemic can be difficult to predict and depends on many factors, including the emergence of new variants and the availability, acceptance and effectiveness of preventative measures. A health epidemic or pandemic may also heighten other risks disclosed in these Risk Factors, including, but not limited to, those related to the availability and costs of labor and commodities, supply chain interruptions, consumer behavior, and consumer perceptions of our brand and industry.

Changes in commodity and other operating costs could adversely affect our results of operations.

The profitability of our Company-owned and operated restaurants depends in part on our ability to anticipate and react to changes in commodity costs, including food, paper, supplies, fuel and utilities, as well as distribution and other operating costs, including labor. Volatility in certain commodity prices and fluctuations in labor costs have adversely affected and in the future could adversely affect our operating results by impacting restaurant profitability. The commodity markets for some of the ingredients we use, such as beef and chicken, are particularly volatile due to factors such as seasonal shifts, climate conditions, industry demand and other macroeconomic conditions, international commodity markets, food safety concerns, product recalls, government regulation, and acts of war, terrorism or other hostilities, all of which are beyond our control and, in many instances, unpredictable. Our System can only partially address future price risk through hedging and other activities, and therefore increases in commodity costs could have an adverse impact on our profitability.

A decrease in our credit ratings or an increase in our funding costs could adversely affect our profitability.

Our credit ratings may be negatively affected by our results of operations or changes in our debt levels. As a result, our interest expense, the availability of acceptable counterparties, our ability to obtain funding on favorable terms, our collateral requirements and our operating or financial flexibility could all be negatively affected, especially if lenders were to impose new operating or financial covenants.

Our operations may also be impacted by regulations affecting capital flows, financial markets or financial institutions, which can limit our ability to manage and deploy our liquidity or increase our funding costs. Any such events could have a material adverse effect on our business and financial condition.

The trading volatility and price of our common stock may be adversely affected by many factors.

Many factors affect the trading volatility and price of our common stock in addition to our operating results and prospects. These factors, many of which are beyond our control, include the following:

- the unpredictable nature of global economic and market conditions;

- governmental action or inaction in light of key indicators of economic activity or events that can significantly influence financial markets, particularly in the U.S., which is the principal trading market for our common stock, and media reports and commentary about economic, trade or other matters, even when the matter in question does not directly relate to our business;

- trading activity in our common stock, in derivative instruments with respect to our common stock or in our debt securities, which can be affected by: market commentary (including commentary that may be unreliable or incomplete); unauthorized disclosures about our performance, plans or expectations about our business; our actual performance and creditworthiness; investor confidence, driven in part by expectations about our performance; actions by shareholders and others seeking to influence our business strategies; portfolio transactions in our common stock by significant shareholders; and trading activity that results from the ordinary course rebalancing of stock indices in which McDonald's may be included, such as the S&P 500 Index and the Dow Jones Industrial Average;

- the impact of our stock repurchase program or dividend rate; and

- the impact of corporate actions, including changes to our corporate structure, and market and third-party perceptions and assessments of such actions, including those we may take from time to time as we implement our business strategies in light of changing business, legal and tax considerations.

Our business is subject to an increasing focus on environmental and social impact matters.

In recent years, there has been an increasing focus by stakeholders – including employees, franchisees, customers, suppliers, governmental and non-governmental organizations and investors – on environmental and social impact matters. A failure, whether real or perceived, to address environmental and social impact matters or to achieve progress on our environmental and social impact initiatives on the anticipated timing or at all, could adversely affect our business, including by heightening other risks disclosed in these Risk Factors, such as those related to consumer behavior, consumer perceptions of our brand, labor availability and costs, supply chain interruptions, commodity costs, and legal and regulatory complexity. Conversely, our taking a position, whether real or perceived, on environmental and social impact, public policy, geopolitical and similar matters could also adversely impact our business.

The standards we set for ourselves regarding environmental and social impact matters, and our ability to meet such standards, may also impact our business. For example, we are working to manage risks and costs to our System related to climate change, greenhouse gases, and diminishing energy and water resources, and we have announced initiatives relating to, among other things, climate action, sustainability, and responsible sourcing. In addition, we are engaging in social impact initiatives, including community engagement and philanthropy; as well as our commitment to inclusion. We have faced increased scrutiny related to reporting on and achieving these initiatives, as well as continued public focus on similar matters, such as packaging and waste, animal health and welfare, deforestation and land use. We have also experienced increased pressure from stakeholders to provide expanded disclosure and establish additional commitments, targets or goals, and take actions to meet them, which could expose us to additional market, operational, execution and reputational costs and risks. Moreover, addressing environmental and social impact matters requires Systemwide as well as third party coordination and alignment, over which we do not have complete control and which may be unpredictable. The standards by which certain environmental and social impact matters are measured are also evolving and subject to assumptions that could change over time.

Events such as severe weather conditions, natural disasters, hostilities, social and geopolitical unrest and climate change, among others, can adversely affect our results and prospects.

Severe weather conditions, natural disasters, acts of war, terrorism or other hostilities, social and geopolitical unrest, including anti-American sentiment, and climate change (or expectations or uncertainty about them) can adversely affect consumer confidence levels and behavior, supply availability and costs and local operations, including temporary restaurant closures and delayed new restaurant openings, in impacted markets, all of which can affect our results and prospects. Climate change may also increase the frequency and severity of weather-related events and natural disasters. Our receipt of proceeds under any insurance we maintain with respect to some of these risks may be delayed or the proceeds may be insufficient to cover our losses fully.